Mail Stop 6010

October 20, 2006

Mr. C. Richard Neely Jr.
Chief Financial Officer
Monolithic Power Systems, Inc.
983 University Avenue, Building A
Los Gatos, CA 95032

> **Re:** **Monolithic Power Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 000-51026**

Dear Mr. Neely:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant